January 10, 2011

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:                             Station Casinos, Inc.

Form 10-K: For the Fiscal Year Ended December 31, 2009

Filed on March 31, 2010

File No. 001-12037

Dear Mr. Shenk:

Station Casinos, Inc. (the “Company,” “Station,” “we,” or “our”) has received and reviewed the comments in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated October 5, 2010.  The purpose of this letter is to provide our responses to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 38

Results of Operations, page 41

Food and Beverage, page 44

1.              We note your response to our prior comment three.  You state that “food covers” refers to the number or restaurant guests.  You state that in future filings your will explain references to “food covers”. Because your investors’ understanding of your results is aided by plain English disclosures that avoid jargon, we encourage you to avoid including and then explaining jargon and instead simply provide the plain English meaning.  Please revise as appropriate.

RESPONSE

As requested by the Commission, we will avoid including and then explaining jargon and instead simply provide the plain English meaning in future filings beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2010.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Native American Development Costs, page 18

2.              We note your response to our prior comment six.  You state that Native American development costs represent “investments in long-term contracts” to develop real estate projects that, once complete, will be transferred to the Native American tribes for operation.  Given that the Department of the Interior normally puts land into trust for purposes of being used as a casino site, please explain to us the nature of your arrangements that allow you to transfer properties to tribes upon completion.  In your response, you also state that these arrangements are generally evidenced by interest bearing promissory notes. Therefore, please tell us whether the “development costs” on your balance sheets are actually notes receivable, investments in long-term contracts, real estate and related improvements, or a combination of these.  Please also tell us what consideration you have given to evaluation of whether your assets are loans or investments in real estate under ASC 310-10-25-14 to 30.

RESPONSE

With regard to the timing of land transfer, the Company transfers the land to the tribe prior to project completion, and concurrently with that transfer, the Department of the Interior accepts the land into trust for the purpose of being used as a casino site. The remainder of the project, excluding the land, is transferred to the tribe upon completion. We believe that although the timing of the land transfer occurs prior to project completion, this does not in any way alter the nature of the arrangement.  This transfer of land prior to project completion is driven solely by Indian gaming regulations.  Absent this regulatory requirement, we believe the nature of the arrangements would result in transfer of the entire project, including land, to the tribe upon completion.

Although our Native American arrangements are generally evidenced by interest bearing promissory notes, we believe such notes are non-substantive until completion of the project and commencement of gaming, since the terms of the promissory notes typically require repayment only upon commencement of gaming activities.  Therefore, we do not believe the “development costs” on our balance sheets represent notes receivable. In addition, we do not recognize interest income on the capitalized development costs or the promissory notes until a project is complete and our capitalized development costs have been fully recovered.  The development costs on the Company’s balance sheets represent various types of reimbursable costs incurred by the Company in connection with its Native American development projects, including pre-development costs, land costs, construction costs, and advances to the tribes, among others.  These reimbursable costs are accumulated as noncurrent assets on the Company’s balance sheet, and when the project is transferred to the tribe, the project costs are reclassified to a long term note receivable on the Company’s balance sheet.

The Company has evaluated its Native American development arrangements under ASC 310-10-25-14 to 30 Acquisition, Development, and Construction Arrangements and have concluded that in the context of this guidance, our arrangements represent an investment in a real estate project and not a loan.  ASC 310-10-25-19 through 20 sets forth lists of characteristics that might indicate whether the risks and rewards of an arrangement are similar to those associated with an investment in real estate or joint venture or a loan.  We determined that our arrangements contain all of the applicable characteristics that would indicate the arrangement is an investment in real estate or a joint venture.

3.              Please provide us with copies of contracts governing your arrangement with the Federated Indians of Graton Rancheria (FIGR). Please tell us whether the nature and terms of your arrangement with FIGR are generally consistent with your other Native American development arrangements and, if not, consider providing us with copies of the other arrangements or explaining to us the principal differences.

RESPONSE

As requested by the Commission, we will provide you with copies of the contracts governing our arrangement with the Federated Indians of Graton Rancheria (FIGR).  The nature and terms of our arrangement with FIGR are generally consistent with our other Native American development arrangements.  Since there are no significant differences between the FIGR contracts and our other Native American contracts, we have not provided you with copies of the contracts related to the other Native American arrangements.  The hard copies of the FIGR contracts will be provided to you under separate cover.

4.              Based on your response to our prior comment six, we understand that you generally conclude that capitalized costs are recoverable so long as a project is progressing toward successful completion and there are no indicators of impairment.  However, we understand that there are significant contingencies involved in the successful development of Indian casinos, such as obtaining numerous regulatory approvals and successfully resolving litigation related to such projects.  In addition, sovereignty of tribes may result in little or no recourse available to their creditors in the event of default or failure to successfully complete the project.  Also, recoverability of amounts invested in the projects appears to be based in large part on the performance of the casinos’ post- completion operations, which itself appears subject to numerous risks and potential outcomes. Based on the foregoing factors, we believe it would be appropriate for you to evaluate all of the foregoing factors on a periodic basis to evaluate the recoverability of capitalized costs rather than assuming costs are recoverable unless impairment indicators are present.  In this regard, we believe the projected operating performance of the casinos would be an important indicator of impairment, but we do not believe you could appropriately evaluate whether this indicator of impairment existed without determining projected future operating performance.  Please advise.

RESPONSE

We acknowledge the Commission’s comment and agree that all factors mentioned in the Commission’s comment represent potential risks to the recoverability of the Company’s capitalized costs.

We agree with the Commission’s observation that that the projected future operating performance of the casinos would be an important indicator of impairment, and as stated in our prior response, we consider a significant downward revision in the project’s operating projections to be one indicator of potential impairment.  As such, our impairment review procedures include a periodic analysis of the most recent operating projections for each project to determine its expected future cash flows, including the amount of expected cash flows that would be available to make payments to the Company, and we assess whether such cash flows to the Company would be sufficient for the Company to fully recover the capitalized costs of the project. If the estimated undiscounted future cash flows to the Company do not exceed the carrying value of the project costs, we would deem this to be an indicator of impairment, and we would apply the impairment guidance in ASC 360.

Attached is a statement from the Company acknowledging the items requested in your original letter.

If I can be of any assistance to you or should you have any questions, please do not hesitate to contact me at (702) 495-4210.

Sincerely,

/s/ THOMAS M. FRIEL
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer

cc:	Thomas Roche, Ernst & Young
Ken Baronsky, Milbank Tweed Hadley & McCloy

The undersigned, on behalf of Station Casinos, Inc. (the “Company”), acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•                  Comments by the Commission staff (the “Staff”) or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ THOMAS M. FRIEL
Thomas M. Friel Executive Vice President, Chief Accounting Officer and Treasurer